UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: April 30, 2008                       /s/ Cary Pinkowski
     ------------------------------        -------------------------------------
                                           Cary Pinkowski,
                                           President & CEO


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KOLA MINING CORP.                                              TRADING SYMBOLS
(Formerly Centrasia Mining)                                         TSXV - KM
300-1055 WEST HASTINGS STREET                                      OTCBB - CTMHF
VANCOUVER, B.C. V6E 2E9                                        FRANKFURT - C8M

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  Mr. Igor A. Kovarsky joins Kola Mining Corporation as President and Director



May 5, 2008


VANCOUVER,  BRITISH  COLUMBIA.  Kola Mining  Corporation  (TSXV: KM, OTC: KMNFF,
Frankfurt: C8M) ("The Company") is pleased to announce the appointment of Mr. Igor A. Kovarsky as President and Director of Kola Mining. This appointment reflects the Company's strategy of bringing the Souker project into production, aggressively acquiring additional assets in the Kola region and pursuing world class partnerships. Igor Kovarsky brings with him a wealth of experience, both as a leader and engineer, at this key stage of Kola Mining's development. Mr. Kovarsky's technical expertise and extensive knowledge of government processes are invaluable to Kola Mining's continuing success. Mr. Pinkowski will remain as C.E.O. and Chairman.

"Mr. Kovarsky's track record as a pioneering mine developer in the former Soviet
 Republics and Mongolia is unrivaled." states Mr. Cary Pinkowski, Kola Mining's C.E.O. "His significant role in bringing the Kumtor Mine, one of the world's largest gold mines, and Mongolia's Boroo Mine into full production has made him a highly sought after Executive. We are proud Mr. Kovarsky has selected Kola Mining. He will be an instrumental leader as the Souker Deposit, located on the Kola Peninsula in the heart of Europe's most prolific mining region, moves into the advanced stages of development."

Mr. Kovarsky has over 25 years of experience in the construction and mineral sectors in exploration, engineering, development and operations. Prior to joining Kola Mining, Mr. Kovarsky worked with Centerra Gold Inc. and its predecessor Cameco Gold since 1992. There he served in various roles including Director and Vice President, Government Affairs & Business Development for Centerra's subsidiaries in Kyrgyzstan, Mongolia and its head office in Toronto.

Mr.  Kovarsky  played  a key  role  in the  acquisition,  feasibility  work  and
 successful  development  of  the  Kumtor  gold  mine  in  Kyrgyzstan.   He  was
 instrumental in acquiring an ownership interest in the Australian gold exploration company AGR Limited, which directly led to the development of the Boroo mine in Mongolia and growth of Boroo Gold Company and Centerra Gold Mongolia LLC. In 2004 Mr. Kovarsky played a significant role in Centerra Gold's public listing on the Toronto Stock Exchange. Since 2006 Mr. Kovarsky was based in Centerra Gold's head office in Toronto and was responsible for the direct day-to-day management of the government affairs function in Mongolia, and Kumtor project-related matters in North America.

Prior to his employment with Cameco/Centerra and subsequent immigration to Canada, Mr. Kovarsky worked for 15 years with various organizations in former Soviet Union, including the Moscow regional government where he served as Chief


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of the Construction  Department.  Mr. Kovarsky spent years cultivating extensive relationships with the most influential decision-makers at all levels of government in the former Soviet Union, Central Asia, Mongolia and North America.

Mr. Kovarsky received his Masters in Civil/Structural Engineering from Moscow Technical University (MADI) in 1980, and Diploma in Foreign Relations & International Politics from Moscow Political University in 1985. He also completed the Queen's Strategy Program at Queen's School of Business, Queen's University, Canada in 2005, and the Ivey Leadership Program at Richard Ivey School of Business, University of Western Ontario, Canada in 2004.

He is a member of the Prospectors and Developers Association of Canada. He was made an Honorary Miner of Kyrgyz Republic and Mongolia in 1998 and 2004 respectively.


On behalf of the
Board of Directors of

KOLA MINING CORP.


/s/ CARY PINKOWSKI
---------------------
Cary Pinkowski, C.E.O




        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


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